SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to Be Included in Statements Filed Pursuant to Rules 13d-1 (b), (c) and (d) and

Amendments Thereto Filed Pursuant To 13d-2

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Renren Inc.

(Name of Issuer)

Class A Ordinary Shares

(Title of Class of Securities)

759892102

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G

CUSIP No. 759892102	Page 2 of 9 Pages

1	Name of Reporting Person SOFTBANK CORP.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Japan
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 405,388,451 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 405,388,451 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 405,388,451 (1)
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent Of Class Represented By Amount In Row 9 34.5% (1)
12	Type of Reporting Person CO

Schedule 13G

CUSIP No. 759892102	Page 3 of 9 Pages

1	Name of Reporting Person SB Pan Pacific Corporation
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Federated States of Micronesia
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 405,388,451 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 405,388,451 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 405,388,451 (1)
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent Of Class Represented By Amount In Row 9 34.5% (1)
12	Type of Reporting Person CO

Schedule 13G

CUSIP No. 759892102	Page 4 of 9 Pages

(1)	Calculated pursuant to Rule 13d-3(d). The Reporting Persons are deemed to beneficially own 405,388,451 Class A Ordinary Shares based on beneficial ownership of 270,258,971 Class A Ordinary Shares and 135,129,480 Class B Ordinary Shares. The percentage is based on the aggregate number of Class A Ordinary Shares and Class B Ordinary Shares issued and outstanding as of September 30, 2011, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission (“SEC”) on November 11, 2011, and includes all Class B Ordinary Shares issued and outstanding at such time. Details of the Class A Ordinary Shares and Class B Ordinary Shares issued and outstanding at such time were not separately reported in such Form 6-K. However, based upon information contained in the Issuer’s Prospectus filed with the SEC on May 5, 2011, the percentage for the Reporting Persons would be 60.8% (expressed as a percentage of the total reported issued and outstanding Class A Ordinary Shares, plus 135,129,480 Class A Ordinary Shares issuable upon conversion of the Class B Ordinary Shares beneficially owned by the Reporting Persons). The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to voting and conversion. Each Class A Ordinary Share is entitled to one vote per share. Each Class B Ordinary Share is entitled to ten votes per share and is convertible at any time into one Class A Ordinary Share.

Item 1.	(a)	Name of Issuer:

Renren Inc.

(b)	Address of Issuer’s Principal Executive Offices:

Clifton House, 75 Fort Street, PO Box 1350, Grand Cayman KY1-1108, Cayman Islands.

Item 2.	(a)	Name of Persons Filing:

SOFTBANK CORP. (“SoftBank”) and SB Pan Pacific Corporation (“SB Pan Pacific”).

(b)	Address of Principal Business Office or, if None, Residence:

The address for SoftBank is 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303, Japan, and the address for SB Pan Pacific is P.O. Box 902, Kolonia, Pohnpei, FSM 96941.

(c)	Citizenship:

SoftBank is a corporation established under the laws of Japan, and SB Pan Pacific is a corporation established under the laws of the Federated States of Micronesia.

(d)	Title of Class of Securities:

The Reporting Persons currently hold Class A Ordinary Shares, and Class B Ordinary Shares, which are convertible into Class A Ordinary Shares at any time by the holder thereof.

(e)	CUSIP Number:

759892102

Item 3.	Not applicable.

Schedule 13G

CUSIP No. 759892102	Page 5 of 9 Pages

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Controlling Person:

See Exhibit 99.2.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications:

Not applicable.

Schedule 13G

CUSIP No. 759892102	Page 6 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     February 14, 2012

SOFTBANK CORP.

By:	/s/ Kazuhiko Kasai
Name: Kazuhiko Kasai
Title: Director

SB Pan Pacific Corporation

By:	/s/ Yoshimitsu Goto
Name: Yoshimitsu Goto
Title: President

Schedule 13G

CUSIP No. 759892102	Page 7 of 9 Pages

EXHIBIT INDEX

Exhibit	Found on Sequentially Numbered Page

Exhibit 99.1 – Joint Filing Agreement	8

Exhibit 99.2 – Item 7 Information	9

Schedule 13G

CUSIP No. 759892102	Page 8 of 9 Pages

Exhibit 99.1

JOINT FILING AGREEMENT

SOFTBANK CORP., a Japanese corporation, and SB Pan Pacific Corporation, a Federated States of Micronesia corporation, each hereby agrees, in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, that the Schedule 13G filed herewith, and any amendments thereto, relating to Class A Ordinary Shares of Renren Inc. is, and will be, jointly filed on behalf of each such person and further agree that this joint filing agreement be included as an exhibit to such joint filings. In evidence thereof, the undersigned hereby execute this joint filing agreement as of the date set forth below.

Dated:    February 14, 2012

SOFTBANK CORP.

By:	/s/ Kazuhiko Kasai
Name: Kazuhiko Kasai
Title: Director

SB Pan Pacific Corporation

By:	/s/ Yoshimitsu Goto
Name: Yoshimitsu Goto
Title: President

Schedule 13G

CUSIP No. 759892102	Page 9 of 9 Pages

Exhibit 99.2

ITEM 7 INFORMATION

The securities being reported on by SOFTBANK CORP. as a parent holding company are owned, or may be deemed to be beneficially owned, by SB Pan Pacific Corporation, a Federated States of Micronesia corporation. SB Pan Pacific Corporation is a wholly-owned subsidiary of SOFTBANK CORP.